SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of July 21, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                  telent plc

          ADJOURNMENT OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING

London - 21 July 2006 - telent plc (LSE: TLNT) (the "Company") today announces that the meeting convened by the Court (the "Court Meeting") and the Extraordinary General Meeting (the "EGM") both scheduled for earlier today, on 21 July 2006, to consider the resolutions required to approve the cash acquisition of telent by Holmar Holdings Limited ("Holmar"), a company formed at the direction of Fortress Investment Group LLC, have been adjourned.

Prior to the adjournment, the Board had received proxies in relation to the Court Meeting and the EGM representing 41.05% and 40.20% respectively of telent shareholders. Of these proxies, 99.97% had voted in favour of the resolution to approve the scheme of arrangement (the "Scheme") at the Court Meeting and 99.95% had voted in favour of the special resolution required to implement the Scheme at the EGM. However, these proxies did not include the votes of Polygon Investment Partners LLP and Polygon Investment Partners LP (together "Polygon") who in combination are the holders of 23.94% of telent's issued share capital and the holders of a 13.81% short position in the stock of telent through contracts for difference. Polygon said in their SEC filing earlier this week that their current intention was to vote against the Holmar offer although they would continue to evaluate all relevant factors. The Board is of the belief that it is likely that Polygon intended to vote their 23.94% voting rights against the respective resolutions. This would have resulted in a position whereby Polygon, even though only holding a net economic interest of 10.13% in telent, could have ensured that the required resolutions to approve the acquisition of telent by Holmar were not passed by the requisite majority. For the Scheme to become effective, it requires, amongst other things, the approval of a majority in number representing 75 per cent. or more in value of the relevant telent Shareholders present and voting in person or by proxy at the Court Meeting together with the sanction of the Court and the passing of the resolution necessary to implement the scheme at the EGM.

Polygon have not put forward any alternative proposals for telent Shareholders to consider. In their SEC filing, it is reported by Polygon that they have had or may have discussions with Holmar and telent relating to the Holmar offer and that these discussions include the adequacy of the consideration, restructuring the transaction, or possible participation of Polygon in a consortium formed to acquire telent.

Holmar announced yesterday that it would not be increasing its offer. If the resolutions had been put to today's Court Meeting and EGM and had been voted down, the Holmar offer would have lapsed.

The telent Directors, who have been so advised by Morgan Stanley and Lazard, continue to consider the terms of the acquisition to be fair and reasonable and therefore believe the transaction with Holmar to be in the best interests of the Company's shareholders taken as a whole.

The Board of telent has, since the disposal of its equipment and international services businesses to Ericsson, been reviewing the most appropriate corporate structure for the Company given the relative size of its operations and the UK Pension Plan. The disposal of its equipment and international services businesses to Ericsson resulted in GBP185 million being contributed to the UK Pension Plan and GBP490 million being set aside in escrow for the potential benefit of the UK Pension Plan, totalling GBP675 million. Assets in escrow are payable to the UK Pension Plan as part of any funding plan agreed between telent and the Trustee to meet a deficit on an IAS 19 or Pension Protection Fund basis and in certain other circumstances. Assets in escrow can only be released from the escrow to telent if, in the future, the UK Pension Plan achieves a funding level of 105 per cent. on a buy-out basis. The UK Pension Plan was in a GBP6 million surplus on an IAS 19 basis (after receiving the GBP185 million) as at 31 March 2006.

During the course of the Ericsson transaction the Board of telent received indicative advice that the buy-out deficit (before taking account of the GBP675 million) was approximately GBP1.2 billion. In addition, the joint application for clearance in respect of the acquisition that was submitted to the Pensions Regulator by telent and Fortress Investment Group included an estimate of the buy-out deficit in the UK Pension Plan under section 75 of the Pensions Act 1995 as at 20 April 2006 of approximately GBP1,042 million (without taking into account the escrow of GBP490 million). The GBP675 million was an agreed sum with which the Trustee expected, in the long term, to pay benefits from the UK Pension Plan, after allowing for projections in mortality improvement.

The Company has held discussions with a wide range of existing participants and potential entrants to the secondary buyout market for pension fund assets and liabilities. From these discussions, the Board of telent has concluded that there is no short or medium term prospect of telent being able to dispose of the UK Pension Plan to the secondary market on terms that would create value for telent shareholders.

Discussions with a number of third parties, including Fortress Investment Group, about a potential acquisition of telent started as part of this review process. The Board of telent believes the acquisition represents the most compelling option available to telent shareholders as a whole today and gives telent shareholders the opportunity to realise their investment at an attractive price.

The Board of telent believes the acquisition price of 529.5 pence per telent share represents fair value to telent shareholders, taking into account both the future prospects of the operational business and the position of the UK Pension Plan as described above. Therefore, the Court Meeting and EGM were adjourned to enable shareholders who had not yet voted an opportunity to vote. In addition, the Board urges all investors who have entered into arrangements to lend their telent shares to third parties but retained the economic interest to re-call these shares in order for them to be able to vote their shares at the rescheduled Court Meeting and EGM.

The rescheduled Court Meeting and EGM will take place at 10.00 a.m. and 10.15 a.m. (or as soon thereafter as the rescheduled Court meeting shall have concluded or been adjourned) respectively on 4 August 2006. The voting record time for the adjourned meeting will be 6.00 p.m. on 2 August 2006.

The Court Meeting and the EGM will both be held at the Gibson Hall, 13 Bishops Gate, London, EC2N 3BA on 4 August 2006.

The definitions used in this announcement have the same meaning as in the circular to shareholders dated 26 June 2006 in connection with the recommended cash acquisition by Holmar of telent plc, unless the context requires otherwise.



                                      ENDS



Copyright (c) 2006 telent plc. All rights reserved. All brands or product names are trademarks of their respective holders.



Press enquiries

Charles Cook
tel: +44 (0) 20 7861 3928; mobile: +44 (0) 7710 910 563;
email: ccook@bell-pottinger.co.uk

Chris Hamilton
tel: +44 (0) 20 7861 3867; mobile: +44 (0) 7870 257 276;
email: chamilton@bell-pottinger.co.uk




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 21 July, 2006